UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33448

JMP Group Inc.

(Exact name of registrant as specified in its charter)

600 Montgomery Street, Suite 1100, San Francisco, California 94111

(415) 835-8900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

7.25% Senior Notes due 2021

8.00% Senior Notes due 2023

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

This Form 15 relates to Common Stock, par value $0.001 per share, of JMP Group Inc. (“JMP Inc.”), 100 shares of which are currently issued and outstanding.  Pursuant to the Agreement and Plan of Merger, dated August 20, 2014, by and between JMP Inc., JMP Group LLC (“JMP LLC”) and JMP Merger Corp., a wholly owned subsidiary of JMP LLC, on January 1, 2015, JMP Inc. completed its merger with and into JMP Merger Corp., with JMP Inc. as the surviving entity and wholly owned subsidiary of JMP LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, JMP LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 20, 2014	By:	/s/ Raymond S. Jackson
			Name:	Raymond S. Jackson
			Title:	Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.